SO 3/6/03

VF 3-6-03

03012934

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Growth Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Utica Avenue South, Suite 950
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerry Fitterer (952) 541-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, James R. Jundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Growth Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY K. GEVA
Notary Public
Minnesota
My Commission Expires Jan. 31, 2007

Notary Public

Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. GROWTH INVESTMENTS, INC.

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Telephone 612 305 5000
Fax 612 305 5100

Independent Auditors' Report

Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

We have audited the accompanying statement of financial condition of U.S. Growth Investments, Inc. as of December 31, 2002. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Growth Investments, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
February 27, 2003

U.S. GROWTH INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	1,026,067
Commissions receivable		19,224
Distribution fees receivable		50,992
Deferred sales commissions		1,175,251
Prepaid commissions expense		16,074
Total assets	$	2,287,608
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	87,213
Accrued interest on subordinated loans		330,951
Accounts payable		4,323
Other accrued expenses		43,602
		466,089
Subordinated loans (note 4)		2,485,000
Stockholder's equity (deficit) (note 5):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares		100
Additional paid-in capital		749,900
Retained earnings		(1,413,481)
Total stockholder's equity (deficit)		(663,481)
	$	2,287,608

See accompanying notes to the statement of financial condition.

U.S. GROWTH INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Nature of Business

U.S. Growth Investments, Inc. (the Company) was incorporated in the state of Minnesota on April 28, 1995 and is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is wholly owned by James R. Jundt, the Chairman and Chief Executive Officer of Jundt Associates, Inc. (Jundt Associates), an affiliated investment adviser. The Company is the underwriter and distributor of the Jundt mutual funds (the Funds). Jundt Associates provides the Company with personnel and operational and administrative support.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Deferred Sales Commissions

Deferred sales commissions represent sales commissions paid to broker/dealers by the Company for the sale of certain Fund shares sold without a front-end sales commission. These amounts are amortized over six years as commission expense. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees from the Funds and contingent deferred sales charges (CDSCs).

(2) Related Party Transactions

Prior to December 31, 2002, the Company had an agreement with Jundt Associates that required Jundt Associates to reimburse the Company for net expenses it incurs, if any, in the promotion and distribution of the Funds. As of December 31, 2002, Jundt Associates owed the Company $1,533,917 pursuant to this agreement. On December 31, 2002, the Company entered into an addendum with Jundt Associates that modifies the existing agreement. Under the amended agreement, the Company and Jundt Associates agree that Jundt Associates will no longer be liable to reimburse the Company for the excess, if any, of operating expenses over operating revenues of the Company. In addition, the Company and Jundt Associates agreed that Jundt Associates will no longer be liable for any previously existing amounts owed to the Company.

The Company receives underwriting commissions from the sales of shares of the Funds. The Company also receives distribution fees equal to a percentage of average daily net assets from the Funds, pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940.

(3) Income Taxes

The Company has elected to be taxed as an S corporation and, as such, is not subject to federal or state income taxes. The Company's taxable income is included in the individual income tax return of the stockholder.

(Continued)

U.S. GROWTH INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2002

(4) Subordinated Loans

The total borrowings under subordination agreements entered into with the sole owner of the Company, James R. Jundt, are $2,485,000 at December 31, 2002. At December 31, 2002, the these borrowings consist of three subordinated notes in the amount of $1,000,000, $985,000, and $500,000 with interest rates of 9.56%, 7.51%, and 7.00%, respectively. Principal amounts are due on March 16, 2003 (as well interest accrued since inception), February 1, 2005 (interest accrued for and paid monthly), and September 30, 2005 (interest accrued and paid for monthly), respectively. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. As of December 31, 2002, the Company has accrued interest payable of $330,951 related to the subordinated borrowings. The Company, and its sole owner, intend to enter into a new subordination agreement to fund the note which is due March 16, 2003.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2002, the Company had net capital of $566,930, which is $535,857 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.82 to 1.

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

KPMG

U.S. GROWTH INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)